

November 24, 2020

<u>Via Federal Express</u>

Ms. Jeanette Marshall
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, DC 20549-0001

Re: ***Cboe EDGX Exchange, Inc.***
          Form 1 Amendment

Dear Ms. Marshall:

On behalf of Cboe EDGX Exchange, Inc. (the "Exchange"), and in connection with the Cboe Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find one original and two copies of the Execution Page to Form 1 as well as the following exhibits[1]:

- Exhibit C (updated to reflect list of Directors and Committee Members);
- Exhibit J (updated to reflect any changes in names, titles, positions or term commencement dates and types of business of Officers and Directors);

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibits C & J currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Kyle Murray

Kyle Murray
VP, Associate General Counsel
913-815-7121
Signature executed at 10:00am on 11/24/20

Enclosures

---

[1] See Attachment for a comprehensive list of updates to Exhibits C & J

Attachment

Summary of changes made to Exhibit C:

- Aaron Weissenfluh was removed as an officer on Cboe BZX Exchange, Inc., Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe Exchange, Inc., Cboe C2 Exchange, Inc., Cboe FX Markets, LLC, Cboe SEF, LLC, Cboe Futures Exchange, LLC, Cboe Bats, LLC, Cboe Livevol, LLC, Cboe Data Services, LLC, Cboe Silexx, LLC, Digital Asset Benchmark Administration, LLC, and Hanweck Associates, LLC

Summary of changes made to Exhibit J:

- Aaron Weissenfluh was removed as an officer

Based upon relief from the Commission staff and difficulties arising from COVID-19, we are making this filing without notarization. This document has been signed electronically.

Form 1 Page 1 Execution Page	**U.S. SECURITIES AND EXCHANGE COMMISSION** **WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY) **11/24/20**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.


INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS


☐ APPLICATION   ☒ AMENDMENT

1. State the name of the applicant: Cboe EDGX Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
    400 South LaSalle Street
    Chicago, Illinois 60605

    20014623

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
    (913) 815-7000   (913) 815-7119
    (Telephone)   (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
    Kyle Murray   VP, Associate General Counsel, Cboe EDGX Exchange, Inc.   (913) 815-7121
    (Name)   (Title)   (Telephone Number)

6. Provide the name and address of counsel for the applicant:
    Pat Sexton
    400 S. LaSalle Street
    Chicago, IL 60605

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: __X__ Corporation   _____ Sole Partnership   _____ Partnership
    _____ Limited Liability Company   _____ Other (specify): _____

    If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
    (a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
    (c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:

The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 11/24/20   Cboe EDGX Exchange, Inc.
          (MM/DD/YY)   (Name of Applicant)

By: _*Kyle Murray*_ [signature executed at 10:00am on 11/24/20]   Kyle Murray, VP, Associate General Counsel
    (Signature)   (Printed Name and Title)
Subscribed and sworn before me this __see header__ day of _see header__, __see header___ by _____see header__
                                                    (Month)   (Year)   (Notary Public)
My Commission expires ___see header_____ County of __see header_____ State of see header_____


This page must always be completed in full with original, manual signature and notarization.

Affix notary stamp or seal where applicable.


Exhibit C

Exhibit Request:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1.   Name and address of organization.

2.   Form of organization (e.g., association, corporation, partnership, etc.).

3.   Name of state and statute citation under which organized. Date of incorporation in present form.

4.   Brief description of nature and extent of affiliation.

5.   Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.

6.   A copy of the constitution.

7.   A copy of the articles of incorporation or association including all amendments.

8.   A copy of existing by-laws or corresponding rules or instruments.

9.   The name and title of the present officers, governors, members of all standing committees or persons performing similar functions.

10.   An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

Response: Please see below responses for the following entities:

A.   **Bats Global Markets Holdings, Inc.**

1.   *Name*: Bats Global Markets Holdings, Inc.
        Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*:
        Incorporated in Delaware under Section 101 of the General Corporation Law of
        the State of Delaware on June 29, 2007.

4.   *Brief description of nature and extent of affiliation*: Cboe Bats, LLC owns 100%
        of the membership interests of Bats Global Markets Holdings, Inc. Bats Global
        Markets Holdings, Inc. is the Exchange's 100% owner.

5.   *Brief description of business or functions*: Bats Global Markets Holdings, Inc. is
        an intermediate holding company.

6.   *Copy of constitution*: Not applicable.

7.   Copy of articles of incorporation or association and amendments: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Directors
        • Ed Tilly
        • Brian Schell

        Current Officers
        • Ed Tilly (President and Chief Executive Officer)
        • Jen Browning (Vice President)
        • Jill Griebenow (Vice President)
        • Bryan Harkins (Vice President)
        • Chris Isaacson (Vice President)
        • Jackie Hancock (Vice President and Controller)
        • Emily Mitchell (Vice President)
        • Brian Schell (Treasurer)
        • J. Patrick Sexton (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with
        the applicant during previous year*: Not applicable.

B.   **Direct Edge LLC**

1.   *Name*: Direct Edge LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on December 31, 2014. Was converted from Direct Edge, Inc., a Delaware corporation, on December 31, 2014.

4.   *Brief description of nature and extent of affiliation*: Cboe Bats, LLC owns 100% of the membership interests of Direct Edge LLC.

5.   *Brief description of business or functions:* Direct Edge LLC is an intermediate holding company. Direct Edge LLC is the sole shareholder of Cboe EDGA Exchange, Inc. and Cboe EDGX Exchange, Inc.

6.   *Copy of constitution*: Not applicable.

7.   Copy of articles of incorporation or association and amendments: No changes.

8.   Copy of existing by-laws or corresponding rules or instruments: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Jill Griebenow (Vice President)
   - Bryan Harkins (Vice President)
   - Chris Isaacson (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

C. **Cboe BZX Exchange, Inc.**

1. *Name*: Cboe BZX Exchange, Inc.
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*:
   Incorporated in Delaware under Section 101 of the General Corporation Law of
   the State of Delaware on November 1, 2007.

4. *Brief description of nature and extent of affiliation*: Cboe BZX Exchange, Inc. is
   wholly-owned by Bats Global Markets Holdings, Inc., which is also the
   Exchange's 100% owner.

5. *Brief description of business or functions*: Cboe BZX Exchange, Inc. operates as
   a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Bruce Andrews
   - Kevin Murphy
   - Jill Sommers
   - David Roscoe
   - Scott Wagner

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Jen Browning (VP, Head of Human Resources)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Cole Chmielewski (Vice President, Operations)
   - Catherine Clay (SVP, Information Solutions)
   - Gary Compton (VP, Communications)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Brent Coonrod (VP, Software Engineering)
   - Arianne Criqui (SVP, Head of Options and Business Development)
   - Eric Crampton (SVP, CTO)

- Gina DeRaimo (VP, Derivatives Institute)
- John Deters (EVP, Chief Strategy Officer & Head Multi-Asset Solutions)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- Jackie Hancock (VP, Controller)
- John Hiatt (VP, Product Development)
- Bryan Harkins (EVP, Head of Markets Division)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, CRO)
- Dave Howson (EVP and President, Cboe Europe)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Chris Isaacson (EVP, COO)
- Brett Johnson (VP, Software Engineering)
- Carol Kennedy (SVP, Chief Communications Officer)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- Andrew Lowenthal (EVP, International Expansion)
- Marc Magrini (VP, Administration)
- Emily Mitchell (Vice President, Tax)
- Michael Mollet (VP, Head of Futures)
- Anthony Montesano (VP, TSD and Registration)
- Laura Morrison (SVP, ETP Listings)
- Kyle Murray (VP and Associate General Counsel)
- Dan Overmyer (VP, Options Regulation)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, FX Chief Operating Officer)

Standing Committees

Executive Committee
- Ed Tilly
- Bruce Andrews
- Kevin Murphy

- David Roscoe
- Jill Sommers
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

D.   **Cboe BYX Exchange, Inc.**

1.   *Name*: Cboe BYX Exchange, Inc.
        Address: 400 South LaSalle Street, Chicago, Illinois 60605

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*:
        Incorporated in Delaware under Section 101 of the General Corporation Law of
        the State of Delaware on July 31, 2009.

4.   *Brief description of nature and extent of affiliation*: Cboe BYX Exchange, Inc. is
        wholly-owned by Bats Global Markets Holdings, Inc., which is also the
        Exchange's 100% owner.

5.   *Brief description of business or functions*: Cboe BYX Exchange, Inc. operates as
        a registered national securities exchange pursuant to Section 6 of the Act.

6.   *Copy of constitution*: Not applicable.

7.   Copy of articles of incorporation or association and amendments: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Directors
        - Ed Tilly
        - Bruce Andrews
        - Kevin Murphy
        - Jill Sommers
        - David Roscoe
        - Scott Wagner

        Current Officers
        - Ed Tilly (President and Chief Executive Officer)
        - Alexandra Albright (SVP, Chief Compliance Officer)
        - Jen Browning (VP, Head of Human Resources)
        - Kevin Carrai (VP, Market Data and Access Services)
        - Cole Chmielewski (Vice President, Operations)
        - Catherine Clay (SVP, Information Solutions)
        - Gary Compton (VP, Communications)
        - Jeff Connell (VP, Deputy Chief Regulatory Officer)
        - Brent Coonrod (VP, Software Engineering)
        - Arianne Criqui (SVP, Head of Options and Business Development)
        - Eric Crampton (SVP, CTO)

- Gina DeRaimo (VP, Derivatives Institute)
- John Deters (EVP, Chief Strategy Officer & Head Multi-Asset Solutions)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- Jackie Hancock (VP, Controller)
- John Hiatt (VP, Product Development)
- Bryan Harkins (EVP, Head of Markets Division)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, CRO)
- Dave Howson (EVP and President, Cboe Europe)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Chris Isaacson (EVP, COO)
- Brett Johnson (VP, Software Engineering)
- Carol Kennedy (SVP, Chief Communications Officer)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- Andrew Lowenthal (EVP, International Expansion)
- Marc Magrini (VP, Administration)
- Emily Mitchell (Vice President, Tax)
- Michael Mollet (VP, Head of Futures)
- Anthony Montesano (VP, TSD and Registration)
- Laura Morrison (SVP, ETP Listings)
- Kyle Murray (VP and Associate General Counsel)
- Dan Overmyer (VP, Options Regulation)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, FX Chief Operating Officer)

Standing Committees

Executive Committee
- Ed Tilly
- Bruce Andrews
- Kevin Murphy

- David Roscoe
- Jill Sommers
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe
- Jill Sommers

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

E.   Cboe EDGA Exchange, Inc.

1. *Name*: Cboe EDGA Exchange, Inc.
    Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4. *Brief description of nature and extent of affiliation*: Cboe EDGA Exchange, Inc. is an indirect wholly-owned subsidiary of Cboe Global Markets, Inc., the Exchange's ultimate parent.

5. *Brief description of business or functions:* Cboe EDGA Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments:* No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

    Current Directors

    - Ed Tilly
    - Bruce Andrews
    - Kevin Murphy
    - Jill Sommers
    - David Roscoe
    - Scott Wagner

    Current Officers
    - Ed Tilly (President and Chief Executive Officer)
    - Alexandra Albright (SVP, Chief Compliance Officer)
    - Jen Browning (VP, Head of Human Resources)
    - Kevin Carrai (VP, Market Data and Access Services)
    - Cole Chmielewski (Vice President, Operations)
    - Catherine Clay (SVP, Information Solutions)
    - Gary Compton (VP, Communications)
    - Jeff Connell (VP, Deputy Chief Regulatory Officer)
    - Brent Coonrod (VP, Software Engineering)
    - Arianne Criqui (SVP, Head of Options and Business Development)

- Eric Crampton (SVP, CTO)
- Gina DeRaimo (VP, Derivatives Institute)
- John Deters (EVP, Chief Strategy Officer & Head Multi-Asset Solutions)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- Jackie Hancock (VP, Controller)
- John Hiatt (VP, Product Development)
- Bryan Harkins (EVP, Head of Markets Division)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, CRO)
- Dave Howson (EVP and President, Cboe Europe)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Chris Isaacson (EVP, COO)
- Brett Johnson (VP, Software Engineering)
- Carol Kennedy (SVP, Chief Communications Officer)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- Andrew Lowenthal (EVP, International Expansion)
- Marc Magrini (VP, Administration)
- Emily Mitchell (Vice President, Tax)
- Michael Mollet (VP, Head of Futures)
- Anthony Montesano (VP, TSD and Registration)
- Laura Morrison (SVP, ETP Listings)
- Kyle Murray (VP and Associate General Counsel)
- Dan Overmyer (VP, Options Regulation)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, FX Chief Operating Officer)

Standing Committees

Executive Committee
- Ed Tilly

- Bruce Andrews
- Kevin Murphy
- David Roscoe
- Jill Sommers
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe
- Jill Sommers

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

F.   **Cboe Exchange, Inc.**

1.   *Name*: Cboe Exchange, Inc.
        Address: 400 South LaSalle Street, Chicago, Illinois 60605

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*:
        Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), February
        8, 1972.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
        Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Cboe Exchange, Inc. is a registered
        national securities exchange.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments:* No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Directors
        - Ed Tilly
        - Bruce Andrews
        - Kevin Murphy
        - Jill Sommers
        - David Roscoe
        - Scott Wagner

        Current Officers
        - Ed Tilly (President and Chief Executive Officer)
        - Alexandra Albright (SVP, Chief Compliance Officer)
        - Jen Browning (VP, Head of Human Resources)
        - Kevin Carrai (VP, Market Data and Access Services)
        - Cole Chmielewski (Vice President, Operations)
        - Catherine Clay (SVP, Information Solutions)
        - Gary Compton (VP, Communications)
        - Jeff Connell (VP, Deputy Chief Regulatory Officer)
        - Brent Coonrod (VP, Software Engineering)
        - Arianne Criqui (SVP, Head of Options and Business Development)
        - Eric Crampton (SVP, CTO)
        - Gina DeRaimo (VP, Derivatives Institute)

- John Deters (EVP, Chief Strategy Officer & Head Multi-Asset Solutions)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- Jackie Hancock (VP, Controller)
- John Hiatt (VP, Product Development)
- Bryan Harkins (EVP, Head of Markets Division)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, CRO)
- Dave Howson (EVP and President, Cboe Europe)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Chris Isaacson (EVP, COO)
- Brett Johnson (VP, Software Engineering)
- Carol Kennedy (SVP, Chief Communications Officer)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- Andrew Lowenthal (EVP, International Expansion)
- Marc Magrini (VP, Administration)
- Emily Mitchell (Vice President, Tax)
- Michael Mollet (VP, Head of Futures)
- Anthony Montesano (VP, TSD and Registration)
- Laura Morrison (SVP, ETP Listings)
- Kyle Murray (VP and Associate General Counsel)
- Dan Overmyer (VP, Options Regulation)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, FX Chief Operating Officer)

Standing Committees

Executive Committee
- Ed Tilly
- Bruce Andrews
- Kevin Murphy

- David Roscoe
- Jill Sommers
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe
- Jill Sommers

Indemnity Committee
- Ed Tilly

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

G. **Cboe C2 Exchange, Inc.**

1. *Name*: Cboe C2 Exchange, Inc.
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), July 21, 2009.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe C2 Exchange, Inc. is a registered national securities exchange.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Bruce Andrews
   - Kevin Murphy
   - Jill Sommers
   - David Roscoe
   - Scott Wagner

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Jen Browning (VP, Head of Human Resources)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Cole Chmielewski (Vice President, Operations)
   - Catherine Clay (SVP, Information Solutions)
   - Gary Compton (VP, Communications)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Brent Coonrod (VP, Software Engineering)
   - Arianne Criqui (SVP, Head of Options and Business Development)
   - Eric Crampton (SVP, CTO)

- Gina DeRaimo (VP, Derivatives Institute)
- John Deters (EVP, Chief Strategy Officer & Head Multi-Asset Solutions)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- Jackie Hancock (VP, Controller)
- John Hiatt (VP, Product Development)
- Bryan Harkins (EVP, Head of Markets Division)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, CRO)
- Dave Howson (EVP and President, Cboe Europe)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Chris Isaacson (EVP, COO)
- Brett Johnson (VP, Software Engineering)
- Carol Kennedy (SVP, Chief Communications Officer)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- Andrew Lowenthal (EVP, International Expansion)
- Marc Magrini (VP, Administration)
- Emily Mitchell (Vice President, Tax)
- Michael Mollet (VP, Head of Futures)
- Anthony Montesano (VP, TSD and Registration)
- Laura Morrison (SVP, ETP Listings)
- Kyle Murray (VP and Associate General Counsel)
- Dan Overmyer (VP, Options Regulation)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, FX Chief Operating Officer)

Standing Committees

Executive Committee
- Ed Tilly
- Bruce Andrews

- Kevin Murphy
- David Roscoe
- Jill Sommers
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

H.   Cboe Trading, Inc.

1.   *Name*: Cboe Trading, Inc.
     Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on June 16, 2005.

4.   *Brief description of nature and extent of affiliation*: Cboe Trading, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5.   *Brief description of business or functions*: Cboe Trading, Inc. is a broker-dealer registered as such with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority and other self-regulatory organizations. Cboe Trading, Inc. provides routing of orders from the Exchange Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc. and Cboe EDGX Exchange, Inc. to other securities exchanges, facilities of securities exchanges, automated trading systems, electronic communication networks or other broker-dealers.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

     Current Directors
     • Chris Isaacson
     • Brian Schell

     Current Officers
     • Jackie Hancock (FINOP, Treasurer)
     • Bryan Upp (Chief Compliance Officer)
     • Troy Yeazel (President)
     • J. Patrick Sexton (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

I.   Omicron Acquisition Corp.

1.   *Name*: Omicron Acquisition Corp.
        Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*:
        Incorporated in Delaware under Section 101 of the General Corporation Law of
        the State of Delaware on February 7, 2011.

4.   *Brief description of nature and extent of affiliation*: Omicron Acquisition Corp. is
        wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the
        Exchange.

5.   *Brief description of business or functions*: Omicron Acquisition Corp. is an
        intermediate holding company of Cboe Worldwide Holdings Limited.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Directors
        • Ed Tilly
        • Brian Schell

        Current Officers
        • Ed Tilly (President and Chief Executive Officer)
        • Jill Griebenow (Vice President)
        • Jackie Hancock (Vice President and Controller)
        • Chris Isaacson (Vice President)
        • Emily Mitchell (Vice President)
        • Brian Schell (Treasurer)
        • J. Patrick Sexton (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with
        the applicant during previous year*: Not applicable.

J.   **Cboe FX Holdings, LLC**

1.   *Name*: Cboe FX Holdings, LLC
       Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation:* Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on May 15, 2000.

4.   *Brief description of nature and extent of affiliation*: Cboe FX Holdings, LLC is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5.   *Brief description of business or functions*: Cboe FX Holdings, LLC is an intermediate holding company of Cboe FX Markets, LLC, Cboe FX Services, LLC, and Cboe SEF, LLC.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

       Current Directors
       • None

       Current Officers
       • Ed Tilly (President and Chief Executive Officer)
       • Jill Griebenow (Vice President)
       • Bryan Harkins (Vice President)
       • Jackie Hancock (Vice President and Controller)
       • Chris Isaacson (Vice President)
       • Emily Mitchell (Vice President)
       • Brian Schell (Treasurer)
       • J. Patrick Sexton (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

K.   Cboe FX Markets, LLC

1.   *Name*: Cboe FX Markets, LLC
       Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation:* Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on August 7, 2001.

4.   *Brief description of nature and extent of affiliation*: Cboe FX Markets, LLC is wholly-owned by Cboe FX Holdings, LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5.   *Brief description of business or functions*: Cboe FX Markets, LLC operates an institutional spot foreign exchange market.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

       Current Directors
       • None

       Current Officers
       • Ed Tilly (President and Chief Executive Officer)
       • Alexandra Albright (Chief Compliance Officer)
       • Eric Crampton (SVP, CTO)
       • John Deters (EVP, Chief Strategy Officer and Head of Multi-Asset Solutions)
       • James Enstrom (SVP, Chief Audit Executive)
       • Todd Furney (Chief Risk Officer)
       • Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
       • Jill Griebenow (SVP & Chief Accounting Officer)
       • Jackie Hancock (VP, Controller)
       • Bryan Harkins (EVP, Head of Markets Division)
       • Greg Hoogasian (SVP, Chief Regulatory Officer)
       • Chris Isaacson (EVP)
       • Stephanie Marrin Lara (Deputy Chief Regulatory Officer)
       • Andrew Lowenthal (EVP, International Expansion)
       • Brian Schell (EVP, CFO and Treasurer)
       • J. Patrick Sexton (EVP, General Counsel, and Secretary)

- Lisa Shemie (VP, Associate General Counsel and Cboe FX Chief Legal Officer)
- Jonathan Weinberg (Vice President, Head of FX)
- Vivian Yiu (VP, FX Chief Operating Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

L. **Cboe FX Services, LLC**

1.   *Name*: Cboe FX Services, LLC
     Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation:* Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on November 22, 2004.

4.   *Brief description of nature and extent of affiliation*: Cboe FX Services, LLC is wholly-owned by Cboe FX Holdings, LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5.   *Brief description of business or functions*: Cboe FX Services, LLC operates an institutional spot foreign exchange market.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*:   No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

     Current Directors
     - None

     Current Officers
     - Ed Tilly (President and Chief Executive Officer)
     - Jill Griebenow (Vice President)
     - Bryan Harkins (Vice President)
     - Jackie Hancock (Vice President and Controller)
     - Chris Isaacson (Vice President)
     - Andrew Lowenthal (Vice President)
     - Emily Mitchell (Vice President)
     - Brian Schell (Treasurer)
     - J. Patrick Sexton (Secretary)

10. Indication of whether such business or organization ceased to be associated with the applicant during previous year: Not applicable.

M. **Cboe FX Europe Limited**

1. *Name*: Cboe FX Europe Limited
   Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on February 5, 2015.

4. *Brief description of nature and extent of affiliation*: Cboe FX Europe Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*:   Cboe FX Europe Limited operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Dave Howson

   Current Officers
   - Antonio Amelia (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

N.   Cboe FX Asia Pte. Limited

1.   *Name*: Cboe FX Asia Pte. Limited
Address: 16 Collyer Quay, #2104, Sixteen Collyer Quay, Singapore (049318)

2.   *Form of organization*: Private Company Limited by Shares.

3.   *Name of state, statute under which organized and date of incorporation*:
Incorporated in Singapore under the Companies Act (Cap. 50) on February 23, 2015.

4.   *Brief description of nature and extent of affiliation*: Cboe FX Asia Pte. Limited is wholly-owned by Cboe Worldwide Holdings Limited which is an affiliate of the Exchange.

5.   *Brief description of business or functions*: Cboe FX Asia Pte. Limited operates an institutional spot foreign exchange market.

6.   *Copy of constitution*: No changes.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors
- Ed Tilly
- Ng Lip Chih (Singapore Nominee)

Current Officers
- Ed Tilly (President)
- Ang Yee Koon Daphne, Secretary (Allen & Gledhill)
- Tan Zhe Lei, Secretary (Allen & Gledhill)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

O.   **Cboe Europe Limited**

1.   *Name*: Cboe Europe Limited
      Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2.   *Form of organization*: Private Company Limited by Shares.

3.   *Name of state, statute under which organized and date of incorporation*:
      Incorporated in England and Wales under the Companies Act 1985 on March 28,
      2008.

4.   *Brief description of nature and extent of affiliation*: Cboe Europe Limited is
      wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the
      Exchange.

5.   *Brief description of business or functions*: Cboe Europe Limited is recognized as
      a Recognized Investment Exchange in the United Kingdom under the Financial
      Services and Markets Act 2000 ("FSMA"). It operates a platform for trading of
      European equity securities.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors
      • Richard Balarkas
      • Julian Corner
      • Angelo Evangelou
      • Rebecca Fuller
      • Ted Hood
      • Dave Howson
      • Kristian West
      • John Woodman

      Current Officers
      • Dave Howson (Chief Executive Officer)
      • Antonio Amelia (Secretary)
      • Jerry Avenell (Co-Head Sales)
      • Alex Dalley (Co-Head Sales)
      • Nick Dutton (Chief Regulatory Officer)
      • Tim Lipscomb (Chief Operations Officer)
      • Stephanie Renner (CFO)

- Karl Spielmann (Chief Legal Officer)

Standing Committees

Audit, Risk and Compliance Committee
- Richard Balarkas
- Rebecca Fuller
- Ted Hood

Remuneration Committee
- Rebecca Fuller
- Kristian West
- John Woodman

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

P.   **Cboe Chi-X Europe Limited**

1. *Name*: Cboe Chi-X Europe Limited
   Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales.

4. *Brief description of nature and extent of affiliation*: Cboe Chi-X Europe Limited is wholly-owned by Cboe Europe Limited which, in turn, is indirectly wholly owned by Bats Global Markets, Inc.

5. *Brief description of business or functions*: Cboe Chi-X Europe Limited is authorized in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"), as an investment firm. Between April 30, 2012 and May 20, 2013 it was a dormant company. Since May 20, 2013, Cboe Chi-X Europe Limited operates the smart order router that is needed for the routing strategies deployed by Cboe Europe Limited. As of November 2018 this company remains dormant.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Dave Howson
   - John Woodman

   Current Officers
   - Dave Howson (Chief Executive Officer)
   - Antonio Amelia (Secretary)
   - Stephanie Renner (Chief Financial Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Q.   **Cboe ETF.com, Inc.**

1.   *Name*: Cboe ETF.com, Inc.
       Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*:
       Incorporated in Delaware under Section 101 of the General Corporation Law of
       the State of Delaware on March 28, 2016.

4.   *Brief description of nature and extent of affiliation*: Cboe ETF.com, Inc. is
       wholly-owned by Bats Global Markets Holdings, Inc., which is also the
       Exchange's 100% owner.

5.   *Brief description of business or functions*: Cboe ETF.com, Inc. is a media
       company providing ETF data, news and analysis.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
       and persons performing similar functions*:

       Current Directors
       - Ed Tilly
       - Brian Schell

       Current Officers
       - Ed Tilly (President and Chief Executive Officer)
       - Brent Coonrod (Vice President)
       - Eric Crampton (Vice President)
       - Jennifer Golding (Vice President)
       - Jill Griebenow (Vice President)
       - Jackie Hancock (Vice President and Controller)
       - Bryan Harkins (Vice President)
       - Chris Isaacson (Vice President)
       - Emily Mitchell (Vice President)
       - Laura Morrison (Vice President)
       - Brian Schell (Treasurer)
       - J. Patrick Sexton (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with
       the applicant during previous year*: Not applicable.

R. IndexPubs S.A.

1. *Name*: IndexPubs S.A.
    Address: Almagro Plaza, Ste. 508, Pedro Ponce Carrasco, E8-06 y Diego de Almagro, 170516 – Quito, Ecuador

2. *Form of organization*: Corporation (Soceidad Anonima or S.A.).

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Ecuador on January 15, 2008.

4. *Brief description of nature and extent of affiliation*: IndexPubs S.A. is owned 0.1% by Fernando Rivera and 99.9% by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: IndexPubs S.A. is a media company providing ETF data, news and analysis.

6. *Copy of constitution*: No changes.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

    Current Directors

    Current Officers
    • Patricia Hidalgo (General Manager)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

S.   <u>**Cboe SEF, LLC**</u>

1.   *Name*: Cboe SEF, LLC
        Address: 17 State Street, 31st Floor, New York, NY 10004

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on April 19, 2012.

4.   *Brief description of nature and extent of affiliation*: Cboe SEF, LLC is wholly-owned by Cboe FX Holdings LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5.   *Brief description of business or functions*: Cboe SEF, LLC is a swap execution facility registered with the Commodity Futures Trading Association, which will soon list non-deliverable foreign exchange forwards for trading.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

        <u>Current Officers</u>
        • Ed Tilly (President and Chief Executive Officer)
        • Alexandra Albright (Senior Vice President and Chief Compliance Officer)
        • Jennifer Browning (Vice President, Human Resources)
        • Gary Compton (Vice President, Corporate Communications)
        • Eric Crampton (SVP, CTO)
        • John Deters (EVP, Chief Strategy Officer)
        • James Enstrom (Senior Vice President & Chief Audit Executive)
        • Angelo Evangelou (SVP, Market Policy & Government Affairs)
        • Todd Furney (VP, and Chief Risk Officer)
        • Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
        • Jill Griebenow (SVP & Chief Accounting Officer)
        • Jackie Hancock (Vice President & Controller)
        • Bryan Harkins (Executive Vice President, Head of Markets Division)
        • Gregory Hoogasian (Senior Vice President & Chief Regulatory Officer)
        • Dave Howson (EVP & President, Cboe Europe)
        • Chris Isaacson (Executive Vice President & COO)
        • Carol Kennedy (SVP, Marketing & Communications)
        • Andrew Lowenthal (Executive Vice President, International Expansion)

- Stephanie Marrin Lara (Vice President and Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Brian Schell (Executive Vice President, Chief Financial Officer & Treasurer)
- Lisa Shemie (Vice President, Associate General Counsel & Cboe SEF Chief Legal Officer)
- Jon Weinberg (Vice President, Head of FX)
-

Managers
- Ed Tilly
- Gilbert Bassett, Jr.
- Michael Gorham
- James Parisi
- Jill Sommers

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

T.   Cboe Worldwide Holdings Limited

1.   *Name*: Cboe Worldwide Holdings Limited
          Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2.   *Form of organization*: Private Company Limited by Shares.

3.   *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 2006 on November 9, 2016.

4.   *Brief description of nature and extent of affiliation*: Cboe Worldwide Holdings Limited is wholly-owned by Omicron Acquisition Corp., which is an affiliate of the Exchange.

5.   *Brief description of business or functions*: Cboe Worldwide Holdings Limited is an intermediate holding company of Cboe Europe Limited, Cboe Hong Kong Limited, Cboe UK Limited, Cboe FX Asia Pte. Limited, and IndexPubs S.A.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

          Current Directors
          • Ed Tilly
          • Dave Howson

          Current Officers
          • Antonio Amelia (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

U.   **Cboe Global Markets, Inc.**

1.   *Name*: Cboe Global Markets, Inc.
        Address: 400 South LaSalle Street, Chicago, Illinois 60605

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*:
        Delaware, Delaware General Corporation Law (8 Del. C. §101, et seq), August
        15, 2006.

4.   *Brief description of nature and extent of affiliation*: Cboe Bats, LLC is a wholly-
        owned subsidiary of Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Holding company.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments:* No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Directors
        - Ed Tilly
        - William Farrow
        - Edward Fitzpatrick
        - Janet Froetscher
        - Jill Goodman
        - Jennifer McPeek
        - Roderick Palmore
        - James Parisi
        - Joe Ratterman
        - Michael Richter
        - Jill Sommers
        - Eugene Sunshine
        - Fredric Tomczyk

        Current Officers
        - Ed Tilly (President and Chief Executive Officer)
        - John Deters (EVP, Chief Strategy Officer and Head of Multi-Asset Solutions)
        - Jill Griebenow (SVP & Chief Accounting Officer)
        - Bryan Harkins (EVP, Head of Markets Division)
        - Dave Howson (EVP, President Europe)
        - Chris Isaacson (EVP and COO)

- Brian Schell (EVP, and CFO)
- J. Patrick Sexton (EVP, General Counsel and Corporate Secretary)

Compensation Committee
- Frank English
- Janet Froetscher
- Edward Fitzpatrick
- James Parisi

Audit Committee
- William Farrow
- Carole Stone
- Michael Richter
- James Parisi

Nominating and Governance Committee
- Frank English
- Jill Goodman
- Roderick Palmore
- Carole Stone
- Janet Froetscher

Finance and Strategy Committee
- Frank English
- Jill Goodman
- Joe Ratterman
- Roderick Palmore
- Jill Sommers

Risk Committee
- William Farrow
- Edward Fitzpatrick
- Janet Froetscher
- Michael Richter
- Carole Stone

Indemnity Committee
- Ed Tilly

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

V.   Cboe Futures Exchange, LLC

1.   *Name*: Cboe Futures Exchange, LLC
      Address: 400 South LaSalle Street, Chicago, Illinois 60605

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*:
      Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
      July 16, 2002.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
      Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Cboe Futures Exchanges, LLC is a
      designated contract market (DCM) approved by the Commodity Futures Trading
      Commission in August 2003. Cboe Futures Exchange, LLC is a fully electronic
      futures exchange.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors
      - Ed Tilly
      - Gilbert Bassett, Jr.
      - Michael Gorham
      - James Parisi
      - Jill Sommers

      Current Officers
      - Ed Tilly (President and Chief Executive Officer)
      - Alexandra Albright (SVP and Chief Compliance Officer)
      - Jennifer Browning (VP, Human Resources)
      - Kevin Carrai (Vice President, Connectivity, Data & Member Services)
      - Cole Chmielewski (Vice President, Operations)
      - Catherine Clay (SVP, Business Development)
      - Gary Compton (VP, Corporate Communications)
      - Eric Crampton (SVP, CTO)
      - Arianne Criqui (SVP, Head of Options and Global Client Services)
      - John Deters (Executive Vice President, Chief Strategy Officer)
      - James Enstrom (Senior Vice President & Chief Audit Executive)

- Todd Furney (Vice President and Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel & Chief Litigation Officer)
- Jill Griebenow (Senior Vice President & Chief Accounting Officer)
- Jackie Hancock (Vice President and Controller)
- Bryan Harkins (Executive Vice President, Head of Markets Division
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (Senior Vice President & Chief Regulatory Officer)
- Dave Howson (EVP and President, Cboe Europe)
- Chris Isaacson (Executive Vice President, CFE Senior Managing Director, & COO)
- Carol Kennedy (SVP, Marketing and Communications)
- Jennifer Lamie (VP & Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP & Deputy Chief Reg Officer)
- Andrew Lowenthal (Executive Vice President, International Expansion, and CFE Senior Managing Director)
- Michael Mollet (VP, Head of Futures)
- Emily Mitchell (Vice President, Tax)
- Arthur Reinstein (Senior Vice President, Deputy General Counsel & CFE Chief Legal Officer)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Brian Schell (Executive Vice President, Chief Financial Officer & Treasurer)
- Troy Yeazel (Senior Vice President, U.S. Operations and CFE Managing Director)

Standing Committees

Executive
- Ed Tilly
- Michael Gorham

Regulatory Oversight Committee
- Michael Gorham
- Gilbert Bassett
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

W. <u>**Cboe Building Corporation**</u>

1. *Name*: Cboe Building Corporation
    Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*:
    Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), August 8, 1980.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Owns facility used by Cboe Global Markets, Inc.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

    <u>Current Directors</u>
    - Ed Tilly
    - Brian Schell

    <u>Current Officers</u>
    - Ed Tilly (President and Chief Executive Officer)
    - Jill Griebenow (Vice President
    - Jackie Hancock (Vice President and Controller)
    - Chris Isaacson (Vice President)
    - Marc Magrini (Vice President)
    - Emily Mitchell (Vice President)
    - Brian Schell (Treasurer)
    - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

X.   Cboe, LLC

1.   *Name*: Cboe, LLC
      Address: 400 South LaSalle Street, Chicago, Illinois 60605

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*:
      Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
      August 22, 2001.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
      Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Cboe, LLC is a limited liability
      company member of OneChicago, LLC.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors
      • Ed Tilly
      • Brian Schell

      Current Officers
      • Ed Tilly (President and Chief Executive Officer)
      • Catherine Clay (Vice President)
      • Jill Griebenow (Vice President)
      • Jackie Hancock (Vice President and Controller)
      • Chris Isaacson (Vice President)
      • Emily Mitchell (Vice President)
      • Brian Schell (Treasurer)
      • J. Patrick Sexton (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with
      the applicant during previous year*: Not applicable.

Y.   Cboe III, LLC

1.   *Name*: Cboe III, LLC
      Address: 400 South LaSalle Street, Chicago, Illinois 60605

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*:
      Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
      May 2, 2014.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
      Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Holding company for investment in
      Tradelegs, LLC.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors
      - Ed Tilly
      - John Deters
      - Brian Schell

      Current Officers
      - Ed Tilly (President and Chief Executive Officer)
      - John Deters (Vice President)
      - Jill Griebnow (Vice President)
      - Jackie Hancock (Vice President and Controller)
      - Chris Isaacson (Vice President)
      - Emily Mitchell (Vice President)
      - Brian Schell (Treasurer)
      - J. Patrick Sexton (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with
      the applicant during previous year*: Not applicable.

Z.   Cboe Bats, LLC

1.   *Name*: Cboe Bats, LLC
       Address: 400 South LaSalle Street, Chicago, Illinois 60605

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*:
       Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
       September 25, 2016.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
       Cboe Global Markets, Inc.

5.   *Brief description of business or functions*: Holding company.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
       and persons performing similar functions*:

       Current Directors
       - Ed Tilly
       - Brian Schell
       - Chris Isaacson

       Current Officers
       - Ed Tilly (President and Chief Executive Officer)
       - Alexandra Albright (SVP, Chief Compliance Officer)
       - Jen Browning (VP, Head of Human Resources)
       - Kevin Carrai (VP, Market Data and Access Services)
       - Cole Chmielewski (VP, Operations)
       - Catherine Clay (SVP, Information Solutions)
       - Gary Compton (VP, Corporate Communications)
       - Jeff Connell (VP, Deputy Chief Regulatory Officer)
       - Brent Coonrod (Vice President, Software Engineering)
       - Eric Crampton (SVP, CTO)
       - Arianne Criqui (SVP, Head od Options and Business Development)
       - Gina DeRaimo (VP, Cboe Derivatives Institute)
       - John Deters (EVP, Chief Strategy Officer and Head of Multi-Asset Solutions)
       - Laura Dickman (VP, Associate General Counsel)
       - James Enstrom (SVP, Chief Audit Executive) Bats
       - Angelo Evangelou (SVP, Market Policy and Government Affairs)

- Carmen Frazier Brannan (VP, Government Relations)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebenow (SVP & Chief Accounting Officer)
- Jackie Hancock (VP, Controller)
- Gerald Hanweck (Vice President, Technology)
- Bryan Harkins (EVP, Head of Markets Division)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, Chief Regulatory Officer)
- David Howson (EVP and President, Europe)
- Chris Isaacson (EVP, Chief Operating Officer)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Michael Izhaky (Vice President, Head of Capital Effectiveness)
- Brett Johnson (VP, Software Engineering)
- Carol Kennedy (VP, Chief Communications Officer)
- Deborah Koopman (VP, Investor Relations)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Andrew Lowenthal (EVP, International Expansion)
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (VP, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Michael Mollet (VP, Head of Futures)
- Anthony Montesano (VP, TSD and Membership Services)
- Laura Morrison (SVP, ETP Listings)
- Kyle Murray (VP and Associate General Counsel)
- Dan Overmyer (VP, Options Regulations)
- Lindsey Praechter (Vice President, Marketing)
- Arthur Reinstein (SVP, Deputy General Counsel)
- Brian Schell (EVP, Chief Financial Officer and Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (EVP, General Counsel and Corporate Secretary)
- Lisa Shemie (VP, Associate General Counsel, Cboe FX and Cboe SEF Chief Legal Officer)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Jonathan Weinberg (Vice President, Head of FX)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, FX Chief Operating Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

AA.   <u>**Cboe Livevol, LLC**</u>

1.   *Name*: Cboe Livevol, LLC
        Address: 400 South LaSalle Street, Chicago, Illinois 60605

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*:
        Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
        May 29, 2015.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
        Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Cboe Livevol, LLC provides equity
        and index options technology for professional and retail traders, which includes
        options strategy backtesting, trade analysis and volatility modeling technologies
        and historical data.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        <u>Current Directors</u>
        - Andrew Lowenthal
        - John Deters
        - Catherine Clay

        <u>Current Officers</u>
        - Ed Tilly (President and Chief Executive Officer)
        - Alexandra Albright (Chief Compliance Officer)
        - Brent Coonrod (Vice President)
        - Catherine Clay (Vice President)
        - Eric Crampton (Vice President)
        - John Deters (Vice President)
        - James Enstrom (Vice President, Chief Audit Executive)
        - Todd Furney (Chief Risk Officer)
        - Jennifer Golding (Vice President)
        - Jill Griebnow (Vice President)
        - Jackie Hancock (Vice President and Controller)
        - Chris Isaacson (Vice President)
        - Andrew Lowenthal (Vice President)

- Emily Mitchell (Vice President)
- Brian Schell (Treasurer)
- J. Patrick Sexton (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

BB. **Cboe UK Limited**

1. *Name*: Cboe UK Limited
   Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Limited Company.

3. *Name of state, statute under which organized and date of incorporation*: England and Wales, Companies Act 2006, March 10, 2016.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Marketing and business development services.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Dave Howson

   Current Officers
   - None

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

CC.   <u>**Cboe Vest, LLC**</u>

1.   *Name*: Cboe Vest, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*:
   Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
   December 10, 2015.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
   Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Holding company of majority equity
   investment in Eris Inc.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - John Deters
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Catherine Clay (Vice President)
   - John Deters (Vice President)
   - Jill Griebenow (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

DD. Loan Markets, LLC

1. *Name*: Loan Markets, LLC
   Address: 400 S. LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*:
   Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
   May 11, 2015.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
   Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company for investment in
   American Financial Exchange, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - John Deters
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - John Deters (Vice President)
   - Jill Griebenow (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Chris Isaacson (Vice President)
   - Andrew Lowenthal (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

EE. **Cboe Data Services, LLC**

1. *Name*: Cboe Data Services, LLC
   Address: 400 South LaSalle Street Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*:
   Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
   February 21, 2006.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
   Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Data Services, LLC sells market
   data.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Bryan Harkins
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - Kevin Carrai (Vice President)
   - Catherine Clay (Vice President)
   - Eric Crampton (Vice President)
   - James Enstrom (Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (Vice President)
   - Jill Griebenow (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Bryan Harkins (Vice President)
   - Chris Isaacson (Vice President)
   - Andrew Lowenthal (Vice President)
   - Emily Mitchell (Vice President)
   - Jim Roche (Vice President)

- Brian Schell (Treasurer)
- J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

FF. Signal Trading Systems, LLC

1. *Name*: Signal Trading Systems, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*:
   Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
   May 13, 2010.

4. *Brief description of nature and extent of affiliation*: Fifty percent (50%)
   subsidiary of Cboe Exchange, Inc.

5. *Brief description of business or functions:* Signal Trading Systems, LLC
   developed and markets a multi-asset front-end order entry system known as
   "Pulse".

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*: There are no directors or officers of
   Signal Trading Systems, LLC.

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

GG.   Cboe Vest Group, Inc.

1.   *Name*: Cboe Vest Group, Inc.
      Address: 8300 Greensboro Drive, 8th Floor, McLean, VA 22102

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*:
      Delaware, Delaware General Corporation Law (8 Del. C. §101, et seq), January 2,
      2015.

4.   *Brief description of nature and extent of affiliation*: Majority-owned subsidiary of
      Cboe Vest, LLC.

5.   *Brief description of business or functions:* Through its subsidiaries, provides
      options-based investment advisory services.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors
      • John Deters
      • Karan Sood
      • Catherine Clay

      Current Officers
      • Karan Sood (Chief Executive Officer)
      • Jeffrey Chang (Chief Financial Officer)

10.   *Indication of whether such business or organization ceased to be associated with
      the applicant during previous year*: Not applicable

HH.   **Cboe Hong Kong Limited**

1. *Name*: Cboe Hong Kong Limited
   Address: 66th Floor, The Center, 99 Queen's Road, Central, Jong Kong

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Hong Kong under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), May 29, 2017.

4. *Brief description of nature and extent of affiliation*: Cboe Hong Kong Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions:* Marketing and business development services (business expected to commence in September 2017).

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Andy Lowenthal

   Current Officers
   - None

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

II.   Cboe Silexx, LLC

1.   *Name*: Cboe Silexx, LLC
      Address: 400 South LaSalle Street, Chicago, IL 60605

2.   *Form of organization*: Limited Liability Company

3.   *Name of state, statute under which organized and date of incorporation*:
      Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
      October 16, 2017.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
      Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Cboe Silexx, LLC operates the Silexx
      order execution management system business.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors
      - Ed Tilly
      - John Deters
      - Brian Schell

      Current Officers
      - Ed Tilly (President and Chief Executive Officer)
      - Alexandra Albright (Chief Compliance Officer)
      - Catherine Clay (Vice President)
      - Brent Coonrod (Vice President)
      - Eric Crampton (Vice President)
      - John Deters (Vice President)
      - James Enstrom (Chief Audit Executive)
      - Todd Furney (Chief Risk Officer)
      - Jennifer Golding (Vice President)
      - Jill Griebenow (Vice President)
      - Jackie Hancock (Vice President and Controller)
      - Chris Isaacson (Vice President)
      - Emily Mitchell (Vice President)
      - Brian Schell (Treasurer)

- J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

JJ. **Digital Asset Benchmark Administration, LLC**

1. *Name*: Digital Asset Benchmark Administration, LLC
   Address: 400 South LaSalle Street, Chicago, IL 60605

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*:
   Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
   October 17, 2017.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
   Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Digital Asset Benchmark
   Administration, LLC licenses Gemini-related data.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - John Deters

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - Catherine Clay (Vice President)
   - Eric Crampton (Vice President)
   - John Deters (Vice President)
   - James Enstrom (Vice President and Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (Vice President))
   - Jill Griebenow (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

KK. **CBOE Europe B.V.**

1. *Name*: CBOE Europe B.V.
   Address: 1212 Gustav Mahlerlaan, 108La Amsterdam (Netherlands)

2. *Form of organization*: Private Company Limited by Shares

3. *Name of state, statute under which organized and date of incorporation*:
   Incorporated in the United Kingdom on August 1, 2018.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
   Cboe Europe Limited. Cboe Europe Limited is wholly-owned by Cboe
   Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions:* The business is very broad,
   encompassing the operation of a regulated market and an approved publication
   arrangement, and all other businesses that may be ancillary or useful for the above
   operations

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Directors
   - Ade Cordell
   - Ruben Hilhorst
   - Dave Howson
   - Shyam Savania

   Current Officers
   - Ade Cordell
   - Ruben Hilhorst (Head of Compliance)
   - Shyam Savania (Operations Manager)

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

LL.   **Cboe Off-Exchange Services, LLC**

1.   *Name*: Cboe Off-Exchange Services, LLC
     Address: 1209 Orange Street, Wilmington, County of New Castle, DE 19801

2.   *Form of organization*: Limited Liability Company

3.   *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), January 31, 2019.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

     Current Directors
- None

     Current Officers
- Ed Tilly (President and Chief Executive Officer)
- John Deters (Vice President)
- Jill Griebenow (Vice President)
- Jackie Hancock (Vice President and Controller)
- Bryan Harkins (Vive President)
- Chis Isaacson (Vice President)
- Andrew Lowenthal (Vice President)
- Brian Schell (Treasurer)
- J. Patrick Sexton (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

MM.   **Cboe Global Indices, LLC**

1.   *Name*: Cboe Global Indices, LLC
     Address: 400 South LaSalle Street, Chicago, IL 60605

2.   *Form of organization*: Limited Liability Company

3.   *Name of state, statute under which organized and date of incorporation*: Illinois, Illinois Limited Liability Company Act, September 11, 2019.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

     Current Directors
     - Ed Tilly
     - Brian Schell
     - Catherine Clay

     Current Officers
     - Ed Tilly (President and Chief Executive Officer)
     - Alexandra Albright (Vice President and Chief Compliance Officer)
     - Catherine Clay (Vice President)
     - Eric Crampton (Vice President)
     - James Enstrom (Vice President and Chief Audit Executive)
     - Todd Furney (Vice President and Chief Risk Officer)
     - Jennifer Golding (Vice President and Chief Litigation Officer)
     - Jill Griebenow (Vice President)
     - Jackie Hancock (Vice President and Controller)
     - Rob Hocking (Vice President)
     - Chris Isaacson (Vice President)
     - Emily Mitchell (Vice President)
     - Brian Schell (Treasurer)
     - J. Patrick Sexton (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

NN. Cboe Europe Indices Limited

1. *Name*: Cboe Europe Indices Limited
   Address: 5th Floor, The Monument Building
   11 Monument Street, London EC3R 8AF, United Kingdom

2. *Form of organization*: Private Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on July 17, 2019.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Worldwide Holdings Limited.

5. *Brief description of business or functions:* Cboe Europe Indices Limited has applied with the FCA to operate as a Benchmark administrator in the UK and Europe. Once approved, the company intends to transfer the existing European benchmark administrator business from Cboe Europe Limited (which is current an authorized benchmark administrator) to Cboe Europe Indices Limited. It also intends to apply to the FCA to endorse Cboe global indices in accordance with the EU benchmark regulation.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Dave Howson
   - Stephanie Renner

   Current Officers
   - Antonio Amelia (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

OO.   **Cboe Switzerland GmbH**

1.   *Name*: Cboe Switzerland GmbH
     Address: c/o Format A AG
     Pfingstweidstrasse 102b 8005 Zurich

2.   *Form of organization*: Limited Liability Company

3.   *Name of state, statute under which organized and date of incorporation*:
     Incorporated in Switzerland under Article 777c and Article 633, November 18,
     2019.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
     Cboe Worldwide Holdings Limited.

5.   *Brief description of business or functions:* Operate an electronic trading platform
     for financial contracts and instruments as well as to provide services in this
     business are to Group affiliate.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
     and persons performing similar functions*:

     Current Directors

     Managers
     - Bryan Harkins
     - Lisa Shemie
     - Roman Sturzenegger
     - Jonathan Weinberg

10. *Indication of whether such business or organization ceased to be associated with
     the applicant during previous year*: Not applicable.

PP.   **Hanweck Associates, LLC**

1.   *Name*: Hanweck Associates, LLC
        Address: 77 Battery Place #916
        New York, NY 10280

2.   *Form of organization*: Limited Liability Company

3.   *Name of state, statute under which organized and date of incorporation*:
        Incorporated under provisions of the New York State Limited Liability Company
        Law on November 25, 2003.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary
        acquired by Cboe Global Markets, Inc. on February 3, 2020.

5.   *Brief description of business or functions:* The Company is organized for the
        purpose of engaging in any lawful activity for which limited liability companies
        may be organized under the Act.

6.   *Copy of constitution*: No changes.

7.   *Copy of articles of incorporation or association and amendments*: Not
        applicable.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Managers
        - Ed Tilly
        - Chris Isaacson
        - Brian Schell

        Current Officers
        - Ed Tilly (President and CEO)
        - Alexandra Albright (Vice President and Chief Compliance Officer)
        - Catherin Clay (Vice President)
        - Eric Crampton (Vice President)
        - John Deters (Vice President)
        - Jim Enstrom (Vice President and Chief Audit Executive)
        - Todd Furney (Vice President and Chief Risk Officer)
        - Jennifer Golding (Vice President and Chief Litigation Officer)
        - Jill Griebenow (Vice President)
        - Jackie Hancock (Vice President and Controller)
        - Gerald Hanweck (Vice President)
        - Rob Hocking (Vice President)

- Chris Isaacson (Chief Operating Officer)
- Emily Mitchell (Vice President)
- Brian Schell (Treasurer)
- J. Patrick Sexton (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

QQ. Hanweck Associates Pte. Ltd.

1. *Name*: Hanweck Associates Pte. Ltd.
   Address: 8 Wilkie Road #30-01 Wilkie Edge
   Singapore 228095

2. *Form of organization*: Private Company Limited by Shares

3. *Name of state, statute under which organized and date of incorporation*:
   Incorporated under the Companies Act (Cap. 50) in Singapore on May 30, 2019.

4. *Brief description of nature and extent of affiliation*: Hanweck Associates Pte. Ltd.
   is a subsidiary of Hanweck Associates, LLC, which is wholly-owned subsidiary
   of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the
   purpose of engaging in any lawful activity for which private companies may be
   organized under the act.

6. *Copy of constitution*: No changes.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Directors
   - Ng Lip Chih
   - Ed Tilly

   Current Officers
   - Ang Yee Koon Daphne
   - Tan Zhe Lei

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

RR.   Hanweck Associates Limited

1. *Name*: Hanweck Associates Limited
    Address: 42-46 Fountain Street
    Belfast, Northern Ireland, United Kingdom BT1 5EF

2. *Form of organization*: Private Company Limited by Shares

3. *Name of state, statute under which organized and date of incorporation*:
    Incorporated under the Companies Act of 2006 on May 20, 2015.

4. *Brief description of nature and extent of affiliation*: Hanweck Associates Limited
    is a subsidiary of Hanweck Associates, LLC, which is wholly-owned subsidiary
    of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the
    purpose of engaging in any lawful activity for which private companies may be
    organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
    and persons performing similar functions*:

    Current Directors
    - Ed Tilly
    - Dave Howson

    Current Officer
    - Antonio Amelia (Secretary)

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

SS.   <u>**Cboe Europe Indices B.V.**</u>

1.   *Name*: Cboe Europe Indices B.V.
   Address: Gustav Mahlerlaan 1212, 1081LA Amsterdam

2.   *Form of organization*: Besloten Vennootschap (comparable with Private Limited Liability Company)

3.   *Name of state, statute under which organized and date of incorporation*: Incorporated per Amsterdam statutes on December, 16 2019.

4.   *Brief description of nature and extent of affiliation*: Cboe Europe Indices B.V. is a subsidiary of Cboe Worldwide Holdings Limited.

5.   *Brief description of business or functions:* The Company's primary function is to provide services as a benchmark administrator.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ade Cordell
   - Joe Green
   - Ruben Hilhorst
   - Dave Howson

   Current Officer
   - Ade Cordell
   - Joe Green
   - Ruben Hilhorst

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

TT.   **Cboe Canada Holdings, ULC**

1.   *Name*: Cboe Canada Holdings, ULC
     Address: Suite 2600, Three Bentall Centre
     595 Burrard Street, Vancouver BC V7X 1L3 Canada

2.   *Form of organization*: Unlimited Liability Corporation

3.   *Name of state, statute under which organized and date of incorporation*:
     Incorporated under the Business Corporation Act on April 22, 2020.

4.   *Brief description of nature and extent of affiliation*: Hanweck Associates Limited
     is a subsidiary of Omicron Acquisition Corp., which is wholly-owned subsidiary
     of Bats Global Markets Holdings.

5.   *Brief description of business or functions:* Cboe Canada Holdings, ULC is an
     intermediate holding company.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
     and persons performing similar functions*:

     Current Directors
     • Ed Tilly
     • Brian Schell

     Current Officer
     • Ed Tilly (President and CEO)
     • John Deters (Vice President)
     • Jill Griebenow (Vice President)
     • Jackie Hancock (Vice President and Controller)
     • Bryan Harkins (Vice President)
     • Chris Isaacson (Vice President)
     • Brian Schell (Treasurer)
     • Patrick J. Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with
     the applicant during previous year*: Not applicable.

UU.   European Central Counterparty N.V.

1.   *Name*: European Central Counterparty N.V. (aka EuroCCP)
        Address: Strawinskylaan 1847, Tower I, Level 3
        1077 XX Amsterdam, Netherlands

2.   *Form of organization*: Limited Liability Company

3.   *Name of state, statute under which organized and date of incorporation*:
        Incorporated per Amsterdam statutes on February 28th, 2007.

4.   *Brief description of nature and extent of affiliation*: European Central
        Counterparty N.V. was acquired by Cboe Worldwide Holdings Limited, which is
        an affiliate of the Exchange.

5.   *Brief description of business or functions:* The European Central Counterparty
        N.V. was formed to provide equities clearing and settlement services throughout
        Europe

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Supervisory Board
        - John Deters
        - Dave Howson
        - Stephanie Renner
        - Clotilde Bouchet (Independent)
        - Peter Bezemer (Independent)

        Management Board
        - Cecile Nagel
        - Arnoud Siegmann

        Current Officer
        - Cecile Nagel (CEO)
        - David Hatton (Chief Technology Officer)
        - Arnoud Siegmann (Chief Risk Officer)
        - Tom Zydenbos (Chief Financial Officer)

10.   *Indication of whether such business or organization ceased to be associated with
        the applicant during previous year*: Not applicable.

VV.   **TriAct Canada Marketplace LP**

1.   *Name*: TriAct Canada Marketplace LP
     Address: 130 King Street West, Suite 1050
     Toronto, Ontario Canada

2.   *Form of organization*: Limited Partnership

3.   *Name of state, statute under which organized and date of incorporation*:
     Incorporated under the Nova Scotia Companies Act on January 31, 2005.

4.   *Brief description of nature and extent of affiliation*: TriAct Canada Marketplace
     LP is owned by Cboe Canada Holdings, ULC, a subsidiary of Omicron
     Acquisition Corp., which is wholly-owned subsidiary of Bats Global Markets
     Holdings.

5.   *Brief description of business or functions:* The TriAct Canada Marketplace LP
     serves as an operational alternative trading system.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
     and persons performing similar functions*:

     Current Directors
     • None

     Current Officers
     • Bryan Christopher Blake (CEO)
     • Gregory Leonard Davies (CFO)
     • David Nolan (CCO)

10. *Indication of whether such business or organization ceased to be associated with
     the applicant during previous year*: Not applicable.

WW. **MATCHNow GP ULC**

1. *Name*: MATCHNow GP ULC (f/k/a TCM Corp.)

2. *Address*: Suite 2600, Three Bentall Centre, 595 Burrard St., PO Box 49314, Vancouver, B.C., Canada

3. *Form of organization*: Unlimited Liability Company

4. *Name of state, statute under which organized and date of incorporation*: Incorporated under the British Columbia Business Corporations Act on November 4, 2020

5. *Brief description of nature and extent of affiliation*: MATCHNow GP ULC (f/k/a TCM Corp.) is owned by Cboe Canada Holdings, ULC, a subsidiary of Omicron Acquisition Corp., which is wholly-owned subsidiary of Bats Global Markets Holdings.

6. *Brief description of business or functions:* MATCHNow GP ULC (f/k/a TCM Corp.) helps support an operational alternative trading system.

7. *Copy of constitution*: Not applicable.

8. *Copy of articles of incorporation or association and amendments*: No changes.

9. *Copy of existing by-laws*: Not applicable.

10. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

    Current Directors
    - Bryan Christopher Blake
    - Bryan Harkins

    Current Officers
    - Bryan Christopher Blake (CEO)
    - Gregory Leonard Davies (CFO)
    - David Nolan (CCO)

11. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

XX. **Cboe Netherlands Services Company B.V**

1. *Name*: Cboe Netherlands Services Company B.V.
    Address: 1212 Gustav Mahlerlaan, 108La Amsterdam (Netherlands)

2. *Form of organization*: Besloten Vennootschap (comparable with Private Limited Liability Company)

3. *Name of state, statute under which organized and date of incorporation*: Incorporated and registered with the Dutch Chamber of Commerce on October 12, 2020.

4. *Brief description of nature and extent of affiliation*: Cboe Netherlands Services Company B.V. is a subsidiary of Cboe Worldwide Holdings Limited.

5. *Brief description of business or functions:* Cboe Netherlands Services Company B.V. business is broad; providing technical support, operational support, managerial services, and other businesses that may be ancillary or useful for the above operations.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

    Current Directors
    * Ruben Hilhorst
    * Dave Howson

    Current Officers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

<u>Exhibit J</u>

Exhibit Request:

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. **Name.**

2. **Title.**

3. **Dates of commencement and termination of term of office or position.**

4. **Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.)**

Response:

1. <u>Officers</u>

Pursuant to the Certificate of Incorporation and Bylaws of the Exchange, the Exchange's Board of Directors has appointed the individuals listed below as Officers of the Exchange. These individuals will serve in these positions until their successors have been duly chosen or qualified or until the officer's earlier death, resignation of removal.

Officers			
Name:	Title:	Appointment Date:	Termination/ Change Position Date:
Alexandra Albright	Senior Vice President, Chief Compliance Officer	02/28/17	02/11/19 – Change in title
Jen Browning	Vice President, Head of Human Resources	07/29/19	
Kevin Carrai	Vice President, Market Data and Access Services	02/10/15	02/11/19 – Change in title
Cole Chmielewski	Vice President, Operations	02/22/20	
Catherine Clay	Senior Vice President, Information Solutions	02/13/18	02/11/19 – Change in title
Gary Compton	Vice President, Communications	07/30/18	02/11/19 – Change in title

Jeff Connell	Vice President, Deputy Chief Regulatory Officer		11/02/15		03/01/18 - Change in title
Brent Coonrod	Vice President, Software Engineering		01/07/19		
Eric Crampton	Senior Vice President, CTO		05/12/15		01/14/19 – Change in title
Arianne Criqui	Senior Vice President, Head of Options and Business Development		01/07/19		
Gina DeRaimo	Vice President, Derivatives Institute		01/07/20		
John Deters	Executive Vice President, Chief Strategy Officer & Head of Multi-Asset Solutions		02/28/17		02/11/19 – Change in title
Laura Dickman	Vice President, Associate General Counsel		02/13/18		03/01/18 - Change in title
James Enstrom	Senior Vice President, Chief Audit Executive		02/28/17		02/11/19 – Change in title
Angelo Evangelou	SVP, Chief Policy Officer		02/11/20		
Todd Furney	Vice President, Chief Risk Officer		02/28/17		
Jennifer Golding	Vice President, Associate General Counsel, Chief Litigation Officer		07/30/18		
Jill Griebenow	Senior Vice President & Chief Accounting Officer		08/15/18		
Jackie Hancock	Vice President, Controller		11/01/18		
Bryan Harkins	Executive Vice President, Head of Markets Division		02/10/15		10/30/19 – Change in title

John Hiatt	Vice President, Product Development	02/11/19		
Rob Hocking	Senior Vice President, Head of Derivatives Strategy	12/17/18		
Gregory Hoogasian	Senior Vice President, Chief Regulatory Officer	02/28/17		
Dave Howson	EVP and President, Cboe Europe	02/11/20		
Adam Inzirillo	SVP, Head of U.S. Equities	10/28/19		
Chris Isaacson	Executive Vice President, COO	02/10/15	01/14/19 – Change in title	
Brett Johnson	Vice President, Software Engineering	01/07/19		
Carol Kennedy	SVP, Chief Communications Officer	02/11/20		
Jennifer Lamie	Vice President, Chief Regulatory Advisor	02/13/18	03/01/18 - Change in title	
Stephanie Marrin Lara	Vice President, Deputy Chief Regulatory Officer	02/13/18	03/01/18 - Change in title	
Andrew Lowenthal	Executive Vice President, International Expansion	02/28/17	10/30/19 – Change in title	
Marc Magrini	Vice President, Administration	02/13/18		
Emily Mitchell	Vice President, Tax	02/11/20		
Michael Mollet	VP, Head of Futures	10/28/19	10/02/2- Change in title	
Anthony Montesano	Vice President, TSD and Registration	02/13/18	03/01/18 - Change in title	
Laura Morrison	Senior Vice President, ETP Listings	05/12/15	03/01/18 - Change in title	
Kyle Murray	VP and Associate General Counsel	10/28/19		

Dan Overmyer	Vice President, Options Regulation	12/17/18	
Arthur Reinstein	Senior Vice President and Deputy General Counsel	02/28/17	03/01/18 - Change in title
Brian N. Schell	Executive Vice President, Chief Financial Officer, Treasurer	02/10/15	
Curt Schumacher	Vice President, Infrastructure	02/13/18	02/11/19 – Change in title
John Sexton	Executive Vice President, General Counsel & Corporate Secretary	02/28/17	03/01/18 - Change in title
Steven Sinclair	Vice President, Systems Development	02/13/18	
Eileen Smith	Vice President, Data and Analytics	02/13/18	02/11/19 – Change in title
Ed Tilly	President and CEO	02/28/17	01/14/19 – Change in title
Troy Yeazel	Senior Vice President, Operations	11/02/15	
Vivian Yiu	Vice President, FX Chief Operating Officer	11/01/16	06/12/20 - Change in title
Former Officers			
Name:	Title:	Appointment Date:	Termination/ Change Position Date:
Chris Concannon	President & COO	02/10/15	01/14/19
David Gray	Senior Vice President, Global Client Services	02/28/17	01/14/19
Rodney Burt	Vice President, Infrastructure	02/10/15	04/01/19
William Looney	Vice President, Advancement & Strategy, Index Options	07/30/18	04/22/19

William Speth	Senior Vice President, Research		02/13/18		06/03/19
Anders Franzon	Senior Vice President and Deputy General Counsel		11/02/15		06/07/19
Paul Ciciora	Vice President, Systems Infrastructure		02/13/18		06/14/19
Bryan Christian	Senior Vice President, Sales US Equities		02/10/15		07/01/19
Alicia Goldberg	Vice President, Statistical Analysis		02/28/17		11/01/19
Mark Novak	Vice President, Software Engineer		02/13/18		11/01/19
Bradley Samuels	Vice President, Systems Development		02/13/18		11/01/19
Michael Trees	Vice President, Trading System Development		02/13/18		01/03/2020
Mark Hemsley	Senior Vice President		01/07/20		02/28/20
Lawrence Bresnahan	Vice President, Market & Member Regulation		02/13/18		06/26/20
Aaron Weissenfluh	Vice President, Chief Information Security Officer		02/10/15		08/14/20

2.   Directors

The following directors were appointed in accordance with Article III of the Bylaws of the Exchange. Directors will serve one-year terms ending on the annual meeting following the meeting at which such directors were elected or at such time as their successors are elected or appointed and qualified, except in the event of earlier death, resignation, disqualification or removal. The current directors of the Exchange are the persons listed below:

Directors					
Name	Classification(s)		Appointment Date:		Termination Date:
Ed Tilly	Chairman & Director		02/28/17		
Bruce Andrews	Director		02/13/18		

Kevin Murphy	Director	02/13/18	
Jill Sommers	Director	10/26/15	
David Roscoe	Director	10/13/10	
Scott Wagner	Director	10/27/16	
Former Directors			
Name:	Title:	Appointment Date:	Termination/Change Position Date:

3. <u>Committees</u>

The committees of the Board shall consist of an Executive Committee and a Regulatory Oversight Committee.

<u>Executive Committee</u>
- Ed Tilly (Chairman)
- Bruce Andrews
- Kevin Murphy
- David Roscoe
- Jill Sommers
- Scott Wagner

<u>Regulatory Oversight Committee</u>
- Scott Wagner (Chairman)
- Bruce Andrews
- David Roscoe
- Jill Sommers